SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 14f

              NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT A MEETING

                              --------------------


Pursuant to Section 14(f) of the Securities Exchange Act of 1934

Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.


                         Commission File Number: 0-13313


                  TELECONFERENCING SYSTEMS INTERNATIONAL, INC.
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)


          Colorado                                              36-3296861
--------------------------------                          ----------------------
State or Other Jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                         Identification Number)

c/o 10200 W. 44th Ave., #400, Wheat Ridge, CO  80033
-----------------------------------------------------
(Address of principal Executive Offices      Zip Code)

Registrant's telephone number, including area code:(303) 422-8127

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Shares Outstanding

As of October 28, 1997, there were 41,733,000 voting shares of the Registrant's no par value common stock outstanding, its only class of voting securities, each share entitling the holder thereof to one vote.

Security Ownership of Certain Beneficial Owners and Management

As of October 29, 1997, the following persons were known by the Registrant to own or control beneficially more than five percent of its outstanding no par value common stock, its only class of voting stock. The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its officers and directors and by persons designated to become directors:

================================================================================
Name and Address of       Number of Shares Owned              Percent of
Beneficial Owner          Beneficially and of Record          Class
--------------------------------------------------------------------------------
Treleven, Ltd.            30,636,000                              73%
Belair
21 Middle Road
Warwick, Bermuda
================================================================================

Changes in Control of Registrant

     By a contract dated August 28, 1997 between Treleven Limited ("TL") and Exchange Place Partners LLC ("EPP"), TL agreed to acquire 30,636,000 common shares in TSI, and completed the acquisition as of October 19, 1997.

Legal Proceedings

     No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant.

Management

     The current Management of the Company is Robert Kropf as President and Keith Shwayder as a Director.

     Identification of Directors to be appointed without shareholder meeting
     -----------------------------------------------------------------------

     Upon consummation of the GST transaction, but in no event sooner than ten days after the filing of this Form and Notice to shareholders, the present Directors of the Company, will resign.

     The persons nominated to be directors of the Registrant, and their ages, are as follows:

         Name                       Age
         ----                       ---
         David Innes                63
         Marshall Kaye              73

     There is at this time no formal arrangement for the appointment of persons as executive officers of the Registrant following the appointment of the above individuals as directors of the Registrant. It is expected, however, David Innes will be appointed as President and Marshall Kaye, as secretary at the first meeting of the Board of Directors following the appointment of new directors.

     Business Experience
     -------------------

     The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors of the Registrant, indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

     David Innes, age 63, is a fellow of the Institute of Chartered Accountants in England and Wales. He qualified in 1957. He was a director of ABACA Group, PLC from 1990-1992. From 1992 until 1996, he orchestrated and co-managed the privatization of Elit Ruhagyar Rt, a Hungarian clothing manufacturer. He is the Chairman of his own management consultant company, AKS Management Services, Ltd. since 1975. He has been Director and Chief Executive of GS Telecom Ltd. since June, 1997.

     Marshall Kaye, age 73, obtained a degree in Physics in 1943 and studied toward a further degree in Economics at Oxford University. Mr. Kaye has been the Chairman of Cadmus Newsletters, Ltd. in England, publishers of Parliamentary and European government specialized newsletters from 1987 to present. He has been Chairman of Rodney Deitch Associates (England) since 1987, a government relations consultant. In 1995, Mr. Kaye became Chairman of Advanced Valve Technologies in England, a composite value manufacturer. From 1985 to 1991 he was Chairman of G.H. Zeal, Ltd. in England, a manufacturer of thermometers and scientific instruments.

     No appointee for a director position has been the subject of any civil regulatory proceeding or any criminal proceeding.

     Transactions with Management and Others
     ---------------------------------------

     There were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $60,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest except as set forth below. In addition, none of the foregoing persons have been indebted to the Registrant during such periods in an amount exceeding $60,000.

     On October 28,  1997,  the Company  entered into an agreement to acquire GS
Telecom,   Ltd.  for  a  note  for  $150,000   convertible  to  fifteen  million
(15,000,000) common shares (post reverse split).

     Shares will be issued to the following shareholders who will own 5% or more of total shares on consummation of the GST purchase and the conversion of the loan note issued as consideration for GST.


GST Shareholders                               Number of           Percentage
                                               Shares in TSI
                                               on conversion
                                               of Loan Note
================================================================================

David George Innes                             1,162,599              7.6%
Flat 3 Whitehall
9-11 Bloomsbury Square
London WC2A 1LP

Raehill Investments Limited                    989,446                6.5%
Seaton House Seaton Place
St. Helier Jersey JE1 1BG
Channel Islands

C.C.S. Directors Limited                       4,551,451              29.8%
Akara Building 24 de Castro Street
Wickhams Cay 1 PO Box 3136
Road Town Tortola BVI

C.C.S. Secretaries Limited                     4,002,309              26.2%
Akara Building 24 de Castro Street
Wickhams Cay 1 PO Box 3136
Road Town Tortola BVI

C.C.S. Corporate Services Limited              3,007,916              19.7%
Akara Building 24 de Castro Street
Wickhams Cay 1 PO Box 3136
Road Town Tortola BVI

Committees of the Board of Directors

     The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, nor does it propose to have the same following the appointment of the new directors.


Meetings of the Board of Directors

     There were irregular meetings of the Registrant's Board of Directors during the current fiscal year, or during the past fiscal year, as necessary for the reorganization and restructuring to facilitate an acquisition.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     During the Registrant's past fiscal year, and the current fiscal year, no executive officer of the Registrant received cash compensation other than reimbursement for expenses incurred on behalf of the Registrant, no compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented other than those set forth herein.


                                   SIGNATURES
                                   ----------


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: November 4, 1997                     Teleconferencing Systems
                                            International, Inc.



                                            by: /s/  Robert Kropf
                                               ---------------------------------
                                                    Robert Kropf, President